

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Christian Mayer
Chief Financial Officer
Colliers International Group Inc.
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

      Re: Colliers International Group Inc.
          Form 40-F for the Fiscal Year Ended December 31, 2022
          Filed February 16, 2023
          File No. 001-36898

Dear Christian Mayer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction